TWIN MINING CORPORATION
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended December 31, 2004, 2003 and 2002

	Cumulative,
	since inception
	(March 6, 1985 to
(in Canadian dollars)	December 31, 2004)	2004	2003	2002
	$	$	$	$

Operating activities
Loss for the year	(28,340,293)	(7,144,087)	(104,656)	(855,658)
Add (deduct) items not involving cash:
Mineral property costs written off	12,200,710	1,450,626	31,219	-
Depreciation	120,780	19,603	9,704	19,545
Future income tax expense (recovery)	3,652,065	4,574,200	(922,135)	-
Stock-based compensation expense	665,575	19,430	-	-
Net change in non-cash working capital	1,868,115	(713,003)	2,038,886	(65,055)
	(9,833,048)	(1,793,231)	1,053,018	(901,168)
Financing activities
Issuance of common shares:
net of issue costs (note 6(d))	46,612,407	8,531,172	1,373,858	-
Issuance of flow-through shares:
net of issue costs (note 6(d))	11,948,435	-	1,435,604	2,939,192
	58,560,842	8,531,172	2,809,462	2,939,192
Investing activities
Mineral property expenditures	(46,659,062)	(5,549,765)	(4,766,748)	(2,913,908)
Capital assets	(172,276)	(11,326)	(26,915)	(19,918)
	(46,831,338)	(5,561,091)	(4,793,663)	(2,933,826)

(Decrease) increase in cash	1,896,456	1,176,850	(931,183)	(895,802)

Cash and cash equivalents, beginning of year	-	719,606	1,650,789	2,546,591
Cash and cash equivalents, end of year	1,896,456	1,896,456	719,606	1,650,789

Net change in non-cash working capital items
Receivables		(16,214)	(199,607)	4,547
Prepaid expenses		(35,515)	(29,825)	(3,503)
Supply inventory		(6,047)	(80,612)	44,667
Accounts payable and accrued liabilities		(655,227)	2,348,930	(110,766)
		(713,003)	2,038,886	(65,055)

The accompanying notes are an integral part of these consolidated financial statements